EXHIBIT 99.1

Addex Raises $5.0 Million in Equity Financing

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 3, 2023 - Addex Therapeutics Ltd (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that it has entered into a definitive agreement with a leading institutional healthcare investor (the “Investor”) to sell 7,999,998 shares in the form of 1,333,333 American Depositary Shares (“ADSs”) at a gross purchase price of $0.95 per ADS. Each ADS represents six shares. Additionally, Addex has agreed to issue unregistered pre-funded warrants to purchase 3,929,825 ADSs (the “Unregistered Pre-Funded Warrants”) at a funded amount of $0.94 with $0.01 payable on exercise as well as unregistered warrants to purchase up 5,263,158 ADSs (the “Unregistered Warrants” and together with the “Unregistered Pre-Funded Warrants”, the “Warrants”) in a concurrent private placement. The Unregistered Warrants have an exercise price of $1 per ADS, will become exercisable in 90 days after their date of issuance and will expire five years from their date of issuance. Each ADS represents 6 ordinary shares.

The gross proceeds to Addex, before deducting offering expenses, will be $5.0 million. Addex intends to use the net proceeds from this offering to advance its portfolio of drug candidates and for general corporate purposes.

The closing of the offering is expected to occur on or about April 5, 2023, subject to the satisfaction of customary closing conditions.

Addex also entered into warrant repricing transactions with the Investor to amend previously issued warrants to reduce the exercise price of such warrants, as well as to amend certain other terms. The warrants to be amended were originally issued in private placements that closed on December 21, 2021 (“Original 2021 Warrants”) and July 26, 2022 (“Original 2022 Warrants”). The Original 2021 Warrants are currently exercisable at $6.50 per ADS to purchase an aggregate of up to 1,538,462 ADSs. The Original 2022 Warrants are currently exercisable at $1.90 per ADS to purchase an aggregate of up to 2,500,000 ADSs.

By letter agreement, dated April 3, 2023, Addex and the Investor agreed to amend the Original 2021 Warrants and Original 2022 Warrants to reduce their exercise price to $1 per ADS (“Reduced Exercise Price”) and certain other amendments (the “Amended Warrants”). The Amended Warrants will not be exercisable until July 5, 2023.

The ADSs (but not the Warrants or the shares underlying the Warrants) are being offered by Addex pursuant to a "shelf" registration statement on Form F-3 that was originally filed on April 7, 2021 and declared effective by the Securities and Exchange Commission (“SEC”) on April 13, 2021 and the base prospectus contained therein (File No. 333-255089). The offering of the shares is being made only by means of a prospectus supplement that forms a part of the registration statement. Electronic copies of the prospectus supplement and accompanying base prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov.

The Warrants, the shares underlying the Warrants and the Amended Warrants are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the shares underlying the Warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the Warrants, the Amended Warrants and underlying shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the consummation of the offering, the intended use of proceeds therefrom and consummation of the warrant repricing. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.